Filed by NextGen Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Xos, Inc.

Commission File No. 001-39598

NextGen Reminds Shareholders to Vote in Favor of Business Combination with Xos

LOS ANGELES, CA and BOCA RATON, FL – August 4, 2021 – NextGen Acquisition Corporation (NASDAQ:NGAC) (“NextGen”) a publicly-traded special purpose acquisition company, reminds its shareholders to vote in favor of the approval of NextGen’s proposed business combination with Xos, Inc. (“Xos” or the “Company”), a leading manufacturer of fully electric Class 5 to Class 8 commercial vehicles, and the related proposals to be voted upon at NextGen’s extraordinary general meeting on August 18, 2021.

The extraordinary general meeting of NextGen’s shareholders to approve, among other things, the proposed business combination will be held in a virtual format and physically at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, NY 10001 on August 18, 2021 at 9:00 a.m. Eastern Time or virtually via live webcast at https://www.cstproxy.com/nextgenacq/sm2021. NextGen strongly recommends that shareholders attend the meeting virtually. NextGen’s shareholders of record as of the close of business on the record date of July 2, 2021 (the “Record Date”) should submit their vote promptly and no later than 11:59 p.m. Eastern Time on August 17, 2021.

It remains important that all holders who owned NextGen’s shares as of July 2, 2021 – even if they have since sold their shares – vote by 11:59 p.m. Eastern Time on August 17, 2021 to ensure the deal proceeds in a timely manner.

We recommend that you vote your shares online, though you may also vote by mail or telephone. More information on how to vote can be found at https://www.nextgenacq.com/vote.html or, if you hold in street name, by following the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed or e-mailed to you. If you did not receive or have misplaced your Voting Instruction Form, contact your bank, broker or other nominee to obtain your control number in order to vote.

Holders of NextGen’s shares who need assistance voting or have questions regarding the extraordinary general meeting may contact NextGen’s proxy solicitor, Morrow Sodali LLC, toll-free at toll-free at (800) 662-5200 or (203) 658-9400 or by email at NGAC.info@investor.morrowsodali.com.

About NextGen

NextGen Acquisition Corporation is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NextGen is led by George Mattson, a former Partner at Goldman, Sachs & Co., and Gregory Summe, former Chairman and CEO of Perkin Elmer and Vice Chairman of the Carlyle Group. NextGen is listed on NASDAQ under the ticker symbol "NGAC." For more information, please visit www.nextgenacq.com.

About Xos, Inc.

Xos, Inc. is an electric mobility company dedicated to making fleets more efficient. Xos designs and develops fully electric battery mobility systems specifically for commercial fleets. The company’s primary focus is on medium- and heavy-duty commercial vehicles that travel on “last mile” routes (i.e. predictable routes that are less than 200 miles per day). The company leverages its proprietary technologies to provide commercial fleets zero emission vehicles that are easier to maintain and more cost-efficient on a total cost of ownership (TCO) basis than their internal combustion engine and commercial EV counterparts. For more information, please visit www.xostrucks.com.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It
This document relates to a proposed transaction between Xos and NextGen. This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen filed a registration statement on Form S-4 with the SEC on May 14, 2021, as amended on June 25, 2021, July 22, 2021, July 28, 2021 and July 29, 2021, which was declared effective by the SEC on July 30, 2021 and includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). A definitive proxy statement/prospectus has been mailed to all NextGen’s shareholders of record as of July 2, 2021, the record date established for the extraordinary general meeting of shareholders relating to the proposed transaction. NextGen also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov. The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/nextgen-i.html or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Participants in the Solicitation
NextGen and Xos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus. You may obtain a free copy of this document as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Xos and NextGen, including statements regarding the anticipated timing of the transaction and the products, customers and markets of Xos. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen's initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Xos’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Xos and potential difficulties in Xos employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Xos or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the seven competitive and regulated industries in which NextGen plans to operate or Xos operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Xos’ business, Xos’ inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive electric vehicle industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-248921), the registration statement on Form S-4 discussed above, the definitive proxy statement/prospectus and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward looking statements, and Xos and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Xos nor NextGen gives any assurance that either Xos or NextGen, or the combined company, will achieve its expectations.

Contacts

Xos Investor Relations
investors@xostrucks.com

Xos Media Relations
press@xostrucks.com

NextGen
info@NextGenacq.com